As filed with the Securities and Exchange Commission on February 25, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                                OF
File No. 70-9319                                              NOTIFICATION
                  (Public Utility Holding Company Act of 1935)

     Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Cinergy Investments, Inc. ("Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):

     1. Financial statements as of and for the twelve months ended December 31, 2003 for Investments, Cinergy Global Resources, Inc. ("Global Resources"), Cinergy Technologies, Inc. ("Cinergy Technologies"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, will be provided as part of Cinergy's Annual Report on Form U5S.

     2. The following lists amounts invested by Investments, Cinergy Technologies and CinTec, during the calendar quarter ended December 31, 2003, in those of their subsidiaries that are "exempt telecommunications companies" as defined in section 34 of the Act ("ETCs").1 The ETC subsidiaries of Investments are Cinergy-Cadence, Inc., Cinergy Telecommunications Holding Company, Inc., Cinergy-Centrus, Inc., Cinergy-Centrus Communications, Inc. and Fiber Link, LLC. The ETC subsidiaries of Cinergy Technologies are Cinergy Broadband, LLC, Cinergy Ventures, LLC ("Ventures"), Cinergy e-Supply Network, LLC ("Cinergy e-Supply") and Cinergy Two, Inc. CinTec has one ETC subsidiary, eVent Resources Holdings LLC.

     Also included in the listing below are (1) amounts invested by Investments during the calendar quarter ended December 31, 2003 in its subsidiaries: (a) Cinergy Capital & Trading, Inc. ("Capital & Trading") (whose business consists of energy commodity marketing and trading, energy risk management and financial restructuring services, and which owns various EWGs and rule 58 subsidiaries, including Cinergy Canada, Inc.), (b) Cinergy Solutions of St. Paul LLC (which owns various EWGs and rule 58 subsidiaries) and (c) 3036243 Nova Scotia Company, 1388368 Ontario Inc., and Vestar, Inc., all of which are engaged in, or were created to, support businesses, namely, energy commodity marketing, energy management and/or utility-related consulting services, conducted in the United States and/or Canada, in accordance with the Commission orders granted in File No. 70-9803 (see HCAR No. 27506, dated March 21, 2002 and HCAR No. 27393, dated May 4, 2001)) and (2) amounts invested by CinTec during the calendar quarter ended December 31, 2003 in its subsidiary, CinTec I LLC (whose business consists of investing in energy/power generation and telecommunications technology opportunities).

     a.  Investments   made  no  additional   investments  in  any  of  its  ETC
     subsidiaries.

     b. Cinergy  Technologies  made  approximately  $10.2  million in additional
     investments   in  Ventures.   Cinergy   Technologies   made  no  additional
     investments in any of its other ETC subsidiaries.

     c. CinTec made no additional investments in eVent Resources Holdings LLC.

     d. Investments made no additional investments in its subsidiary, Capital & Trading, excluding any investment made in Cinergy Canada, Inc., which is separately reported below.

     e.   Investments   made  no  additional   investments  in  its  subsidiary,
     Trigen-Cinergy Solutions of St. Paul LLC.

     f. Investments made no additional investments in its subsidiaries, Cinergy Canada, Inc., 1388368 Ontario, Inc., 3036243 Nova Scotia Company and Vestar, Inc.

     g. CinTec made no additional investments in its subsidiary, CinTec I LLC.

     3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as the term is used in the March 1999 Order), during the calendar quarter ended December 31, 2003, which identifies the customer company, the service and the charge, as well as the transfer pricing therefore (i.e., whether the charge was computed at cost, market or pursuant to another method).

     a) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of Global Resources organized under the laws of the United Kingdom, provided the following services to the associate project company (a Zambian FUCO) identified below:

        i. Consulting services in the area of management of project companies and ongoing business development; and

        ii. Re-engineering and restructuring services.

The fee charged for these services is a flat, quarterly fee, which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the calendar quarter ended December 31, 2003 are as follows:

-------------------- -- ------------------------------------------------------
Copperbelt Energy Corporation PLC                              $132,468
-------------------- -- ------------------------------------------------------


     4.  The  following  provides  information   concerning  the  formation  and
capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended December 31, 2003.

During the calendar quarter ended December 31, 2003, the following Intermediate Parents and/or Nonutility Companies were formed or acquired: Cinergy Retail Sales, LLC; Cinergy Solutions of Monaca, LLC; National BPL, LLC; and CinTec II LLC.


     5. The following provides information concerning any loans made by Cinergy Intermediate Parents and/or Nonutility Companies to associate Intermediate Parents and/or Nonutility Companies, during the calendar quarter ended December 31, 2003, that are not exempt under rule 52(b), as well as the issuance of any securities, that are not exempt under rule 52(b), by Intermediate Parents and/or Nonutility Companies during the calendar quarter ended December 31, 2003.

         No such loans were made or securities issued.

     6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended December 31, 2003, including the identity of the companies involved and their lines of business and corporate structure, both before and after the consolidation or reorganization.

         The following entities were merged into Cinergy Hydro B.V., effective 12/31/2003, with the latter as the surviving company: Cinergy 1 B.V., Cinergy Global Resources 1 B.V. and Cinergy 2 B.V. The following entities were merged into Cinergy Holdings B.V., effective 12/31/2003, with the latter as the surviving company: Cinergy Turbines B.V., Cinergy Hydro B.V., Baghabari I B.V., Baghabari II B.V., Cinergy South Africa Investments 1 B.V., Cinergy Global 4 B.V. and Cinergy Global 5 B.V.

    7.  Filed herewith as Exhibit F-2 is a "past-tense" opinion of counsel.



                                    S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         February 25, 2004

                                              CINERGY SERVICES, INC.


                                         By:  /s/Wendy L. Aumiller
                                              Wendy L. Aumiller
                                              Treasurer

--------
1 Investment information with respect to Cinergy's direct or indirect investments in various other nonutility businesses -- namely, (1) energy-related companies as defined in rule 58 under the Act ("rule 58 companies"), (2) exempt wholesale generators as defined in section 32 of the Act ("EWGs") and foreign utility companies as defined in section 33 of the Act ("FUCOs"), including EWG/FUCO project parent companies, (3) infrastructure services companies ("IS subsidiaries") (i.e., nonutility subsidiaries engaged in the business of marketing certain infrastructure services), as defined in the Commission's order to Cinergy, dated October 23, 2002, in File No. 70-10015 (HCAR No. 27581), and
(4) "Energy-Related Assets" as defined in the Commission's order issued to Cinergy and certain of its subsidiary companies, dated August 29, 2003, in File No. 70-9803 (HCAR No. 27717) -- is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies), quarterly certificates filed in File No. 70-9577 (with respect to EWGs, FUCOs and EWG/FUCO project parent companies) and semi-annual certificates filed in File No 70-10015 (with respect to IS subsidiaries) and File No. 70-9803 (with respect to Energy-Related Assets).